CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the references to our firm under the captions “Financial Highlights” in the Prospectus and “Financial Statements” and “Independent Registered Public Accounting Firm” in the Statement of Additional Information in Post-Effective Amendment No. 21 to the Registration Statement (Form N-1A No. 333-220520) of Cushing Mutual Funds Trust.

We also consent to the incorporation by reference therein of our report dated January 29, 2021 with respect to the financial statements and financial highlights of Cushing NextGen Infrastructure Fund for the year ended November 30, 2020 and for the period from January 31, 2020 (commencement of operations) to November 30, 2020 for the Global Clean Equity Fund and Cushing SMID Growth Focused Fund included in the Annual Report (Form N-CSR) for 2020 filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Dallas, Texas
March 26, 2021